UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

__________________________

YATRA ONLINE, INC.
(Name of Subject Company)

__________________________

YATRA ONLINE, INC.
(Name of Person Filing Statement)

__________________________

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G98338109
(CUSIP Number of Class of Securities)

__________________________

Siddhartha Gupta
Chief Executive Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272, 4th Floor
Udyog Vihar, Phase II, Sector-20
Gurugram-122008, Haryana, India
+91-124-4591700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

__________________________

With copies to:

Jocelyn Arel

Robert Masella

Leonard Wood

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018
(212) 459-7058

__________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Yatra Online, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), with the Securities and Exchange Commission on September 1, 2026. The Statement relates to the unsolicited partial tender offer by Magna Holdings Ltd., a British Virgin Islands private company limited by shares, to purchase up to 20,000,000 of the issued and outstanding ordinary shares of the Company, par value $0.0001 per share (the “Shares”), representing approximately 31% of the Company’s issued and outstanding Shares (on an as-converted basis) as of June 30, 2026, for $1.10 per Share in cash, without interest and less any applicable withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Statement.

The Statement is hereby amended and supplemented as follows:

Item 2. Identity and Background of Filing Person

The section entitled “Tender Offer” in Item 2 of the Statement is hereby amended and restated in its entirety as follows:

Tender Offer

This Statement relates to the unsolicited tender offer by Magna Holdings Ltd., a British Virgin Islands private company limited by shares (“Magna” or the “Offeror”), to purchase up to 20,000,000 of the issued and outstanding Shares, representing approximately 31% of the Company’s issued and outstanding Shares (on an as-converted basis) as of June 30, 2026, for $1.10 per Share in cash, without interest and less any applicable withholding taxes. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented, the “Schedule TO”) filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on August 19, 2026, as amended by Amendment No. 1 to the Schedule TO filed by the Offeror with the SEC on September 11, 2026, together with an Amended and Restated Offer to Purchase, dated September 11, 2026 (the “Amended Offer to Purchase”).

According to the Schedule TO, the stated purpose of the Offer is for the Offeror to acquire a significant number of the Company’s outstanding Shares based on the Offeror’s stated belief that the Shares are undervalued and represent an attractive investment opportunity. The Offeror has stated that, following the consummation of the Offer, it intends to review its investment in the Company on a continuing basis and engage in discussions with the Board of Directors of the Company (the “Board”) and management of the Company concerning the Company’s business, operations, future plans, composition of the Board, strategic options, executive compensation, related party transactions, capital allocation, capital structure, investment activity, compensation of the Board, internal controls, tax matters, investor communications and financial reporting. The Offeror has further stated that, following the completion or termination of the Offer, the Offeror and its affiliates reserve the right to buy or sell Ordinary Shares of the Company at any time, on such terms and conditions as they deem appropriate. On September 11, 2026, the Offeror filed Amendment No. 1 to the Schedule TO with the SEC pursuant to which the Offeror, among other things, extended the Offer, eliminated the condition that a minimum of 15,997,545 Shares (approximately 25% of the outstanding Shares on an as-converted basis) be validly tendered and revised certain of the other conditions to the Offer. The Offer is scheduled to expire at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on September 25, 2026, unless further extended or earlier terminated by the Offeror (the “Expiration Time”).

According to the Schedule TO, the Offeror is offering to purchase up to 20,000,000 Shares. If more than 20,000,000 Shares are validly tendered and not properly withdrawn, the Offeror will purchase Shares on a pro rata basis, subject to adjustment to avoid the purchase of fractional Shares. The Offeror has stated that it reserves the right, in its sole discretion, to purchase more than 20,000,000 Shares pursuant to the Offer, subject to certain limitations and legal requirements. Accordingly, shareholders who tender their Shares may have only a portion — and potentially none — of their tendered Shares accepted for payment. The Offeror has stated that it does not currently intend to further extend the Offer, but that, in the event that it does further extend the Offer, it will announce the extension and the new Expiration Time by press release or other public announcement by 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

The Schedule TO provides that the Offer is subject to numerous conditions, including the occurrence of any of the following events:

(a)     any event or change will have occurred (or any development shall have occurred involving prospective changes) in the business, financial condition or results of operations of the Company or any of its direct or indirect subsidiaries that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or the value of the Shares (the “Material Adverse Effect Condition”);

(b)     there shall be threatened in writing, instituted or pending any action, proceeding, application, suit, investigation or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, or any restriction shall exist, which (i) challenges or seeks to challenge, restrain or prohibit the making of the Offer, the acquisition by the Offeror or any of its subsidiaries or affiliates of the Shares or any other matter directly or indirectly relating to the Offer, or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (ii) seeks to make the purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal or results in a delay in the Offeror’s ability to accept for payment or pay for some or all of the Shares, (iii) seeks to impose limitations on the ability of the Offeror (or any of its affiliates) to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by the Offeror or any of its subsidiaries or affiliates on all matters properly presented to the shareholders or (iv) might result, in the Offeror’s reasonable judgment, in a materially adverse effect on the Company or the value of the Shares (the “No Litigation Condition”);

(c)     any statute, rule, regulation, judgment, decree, interpretation, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or to the Offeror or any of its subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in the Offeror’s reasonable judgment, (i) indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of the Shares thereunder, (ii) would or might prohibit, restrict or delay consummation of the Offer, (iii) might impose limitations on the ability of the Offeror (or any of its affiliates) to acquire, hold or exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by the Offeror on all matters properly presented to the shareholders or (iv) might result in a materially adverse effect on the Company or the value of the Shares (the “No Legal Restraint Condition”);

(d)    there occurs (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer, or any change in the general political, market, economic or financial conditions in the United States or abroad that, in the Offeror’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company and its subsidiaries and affiliates, taken as a whole, (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, India, Mauritius or the British Virgin Islands, (iv) any material adverse change (or development or development threatened in writing and involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (v) any material adverse change in the market price of the Shares or in the U.S., India, Mauritius or the British Virgin Islands securities or financial markets, (vi) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, India, Mauritius or the British Virgin Islands or any attack on, outbreak or act of terrorism involving the United States, India, Mauritius or the British Virgin Islands, (vii) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the Offeror’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (other than a material acceleration or worsening of the current state of the COVID-19 pandemic without the existence of accompanying factors, conditions or events that would give rise to another of the conditions described herein) (the “No External Events Condition”);

(e)    the Company has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock of the Company, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in the Offeror’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to the Offeror or any of its affiliates, (ix) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for Shares by the Offeror, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company, or the Offeror shall have become aware of any such action which was not previously announced, (xi) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or the Offeror becomes aware that the Company shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed or (xii) authorized, recommended, proposed, announced its intent to enter into, adopted, established, or entered into a shareholder rights agreement or similar type plan (the “No Company Actions Condition”); or

(f)     the Company shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or the purchase of securities or assets of the Company or any type of option, warrant, convertible instrument or right which, in the Offeror’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; which, in the Offeror’s reasonable judgment, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment (the “No Lock-Up Condition”).

According to the Schedule TO, the Offer is not conditioned upon the Offeror obtaining financing or any due diligence review of the Company. The Offeror has not made the availability of its financial statements a condition of, or provided its financial statements in connection with, the Offer, stating its belief that its financial statements are not material to persons considering the Offer.

According to the Schedule TO, as amended on September 11, 2026, the Offeror has stated that it currently has more than $23 million in cash on hand from committed equity (as opposed to debt financing), which it believes will be sufficient to fund the purchase of all Shares tendered in the Offer. The Offeror has not identified the source of such committed equity or disclosed the terms of any commitment.

According to the Schedule TO, the Offeror has expressly reserved the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 14 of the Amended Offer to Purchase shall have occurred or shall be deemed by the Offeror to have occurred, to further extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares. The Offeror has further reserved the right, in its sole discretion, to terminate the Offer if any of the conditions set forth in Section 14 of the Amended Offer to Purchase have occurred and to reject for payment and not pay for any Shares not then accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares. The Offeror has stated that its reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that a bidder pay the consideration offered or return tendered securities promptly after the termination or withdrawal of its offer.

According to the Schedule TO, the foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to such condition, or may be waived by the Offeror in whole or in part at any time and from time to time prior to the Expiration Time in the Offeror’s reasonable discretion, and the Offeror has stated that any determination by the Offeror concerning such conditions will be final and binding upon all parties. For a full description of the conditions to the Offer, please see Annex A to this Statement. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A to this Statement.

According to the Schedule TO, the registered office address of the Offeror is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110, and its telephone number is +230 4609145.

With respect to all information described in this Statement contained in the Schedule TO and any exhibits, amendments or supplements thereto, including information concerning the Offeror or its affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by the Offeror to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The first paragraph in the section entitled “Relationship with the Offeror” in Item 3 of the Statement is hereby amended and restated in its entirety as follows:

According to the Schedule TO, neither the Offeror nor any of its directors (a) has had any prior contacts or transactions with the Company during the sixty (60) days preceding September 11, 2026, (b) beneficially owned any Shares prior to the Offer or (c) has engaged in any transaction in the Shares during the sixty (60) days preceding September 11, 2026. To the knowledge of the Company after reasonable inquiry, as of the date of this Amendment, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and the Offeror or any of its executive officers, directors or affiliates, on the other hand.

Item 4. The Solicitation or Recommendation

The first paragraph in the section entitled “The Magna Offer” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

On August 19, 2026, Magna commenced an unsolicited cash tender offer to purchase up to 20,000,000 outstanding Shares at a purchase price of $1.10 per Share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2026, and the related Letter of Transmittal. On the same day, the Offeror filed with the SEC a Tender Offer Statement on Schedule TO relating to the Offer. On September 11, 2026, the Offeror filed with the SEC Amendment No. 1 to the Schedule TO, pursuant to which the Offeror filed the Amended Offer to Purchase. The Offer is scheduled to expire at 12:00 midnight, New York City time, on September 25, 2026, unless further extended by the Offeror, and is subject to proration.

The section entitled “3. The Offeror is a recently formed entity with no operating history. The Offeror has provided no financial statements, and it has disclosed no meaningful information from which shareholders could assess its ability to pay for the Shares. Shareholders know nothing further about the Offeror, which seeks to become the Company’s dominant shareholder.” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

3. The Offeror is a recently formed entity with no operating history. The Offeror has provided no financial statements, and it has disclosed no verifiable information from which shareholders could assess its ability to pay for the Shares. Shareholders know nothing further about the Offeror, which seeks to become the Company’s dominant shareholder.

According to the Schedule TO, the Offeror was formed in the British Virgin Islands on August 23, 2024, less than two years prior to the commencement of the Offer, has not conducted any business other than in connection with the Offer, and its management shares are wholly owned by a single individual. According to the Schedule TO, as amended, neither the Offeror nor any of its directors owned any Shares prior to the Offer or had any prior contacts or transactions with the Company during the 60 days preceding September 11, 2026. The Offeror’s original Offer to Purchase stated, without qualification, that the Offeror had no prior contacts with the Company; the Amended Offer to Purchase limits that statement to the 60-day period. The Schedule TO identifies only three individuals, Anita Mitesh Master, who the Schedule TO also states holds 100% of the management shares issued by the Offeror, Tanuja Nair and Bibi Nafichia Auckbaraullee, as directors of the Offeror, and identifies no executive officers or employees of the Offeror other than Ms. Master, whose principal occupation is described only as “Director of Operations.”

To be clear to shareholders, despite the Company’s research efforts, the Company does not know who each of Anita Mitesh Master, Tanuja Nair and Bibi Nafichia Auckbaraullee is or anything about their respective professional backgrounds, and the Company similarly does not know who the Offeror is or anything about its background or connections to other persons or entities, including possibly connections to current shareholders.

Although the Offeror has stated that it has more than $23 million in cash on hand from committed equity, which cash the Offeror states is currently available and the Offeror believes will be sufficient to fund the purchase of all the Shares tendered in the Offer, the Offeror has not identified the source of that committed equity or disclosed the terms of any commitment, has declined to provide its financial statements, stating its belief that they are not material to persons considering the Offer, and has disclosed no other information from which shareholders could evaluate the Offeror’s financial capacity to consummate the Offer. Because the Offeror is newly formed and has no operating history, shareholders likewise have no track record of completed transactions by which to assess the likelihood that the Offeror will perform its obligations under the Offer. The Board believes that this absence of information, paired with an Offer that substantially undervalues the Company and the discretionary conditions described below, compounds the uncertainty as to whether tendering shareholders will ever receive the Offer consideration.

The first paragraph in the section entitled “4. The partial tender Offer is structurally coercive: it pressures shareholders to tender into an inadequate offer or risk being left holding less liquid Shares in a company subject to the Offeror’s substantial influence.” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The Offer is partial and subject to proration; even shareholders who tender all of their Shares may be left holding unpurchased Shares. The Offer is not an offer to acquire the Company. It is an unsolicited partial tender offer pursuant to which the Offeror seeks to acquire approximately 31% of the outstanding Shares (on an as-converted basis), subject to proration. Because of the proration provisions, even shareholders who choose to tender all of their Shares may have only a portion of their tendered Shares accepted for payment, and would accordingly retain continuing exposure to the Company following consummation of the Offer with respect to their unpurchased Shares. The Offer does not contain an “odd lot” exception for proration, meaning that even the smallest holders of Shares are subject to proration. As originally made, the Offer was conditioned on at least 15,997,545 Shares (approximately 25% of the outstanding Shares on an as-converted basis) being validly tendered. On September 11, 2026, the Offeror eliminated that condition. As a result, the Offeror may purchase however many Shares are tendered, no matter how few, and tendering shareholders no longer have any assurance that their Shares will be purchased only as part of an offer that has attracted meaningful shareholder support.

The first paragraph in the section entitled “5. The numerous and broad conditions to the Offer, each of which the Offeror may assert or waive in its discretion, create significant uncertainty and risk as to whether the Offer will ever be consummated.” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As described in greater detail in “Item 2. Identity and Background of Filing Person — Tender Offer” above and in Annex A to this Statement, the Offer is subject to numerous conditions, many of which are broadly drafted, are dependent on the Offeror’s own judgment and are outside the control of the Company. The six conditions summarized below comprise, in the aggregate, more than 30 separately enumerated events and circumstances, any one of which the Offeror may invoke as a basis not to consummate the Offer:

•        the Material Adverse Effect Condition;

•        the No Litigation Condition;

•        the No Legal Restraint Condition;

•        the No External Events Condition;

•        the No Company Actions Condition; and

•        the No Lock-Up Condition.

Item 9. Exhibits

The following exhibits are hereby filed with this Statement:

Exhibit No.	Description
(a)(4)	Press release issued by the Company on September 14, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 14, 2026

YATRA ONLINE, INC.
By:	/s/ Siddhartha Gupta
Siddhartha Gupta
Chief Executive Officer

Annex A

Annex A to the Statement is hereby amended and restated in its entirety as follows:

Conditions to the Offer

The Schedule TO provides that, notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Offeror’s rights to extend the Offer or otherwise amend the terms of the Offer, the Offeror shall not be required to accept for payment and, subject to (i) the Offeror’s reasonable discretion, and (ii) any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror’s obligation to either pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and terminate the Offer, if any of the following events shall occur:

(a)     any event or change will have occurred (or any development shall have occurred involving prospective changes) in the business, financial condition or results of operations of the Company or any of its direct or indirect subsidiaries that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or the value of the Shares;

(b)    there shall be threatened in writing, instituted or pending any action, proceeding, application, suit, investigation or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, or any restriction shall exist, which (i) challenges or seeks to challenge, restrain or prohibit the making of the Offer, the acquisition by the Offeror or any of its subsidiaries or affiliates of the Shares or any other matter directly or indirectly relating to the Offer, or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (ii) seeks to make the purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal or results in a delay in the Offeror’s ability to accept for payment or pay for some or all of the Shares, (iii) seeks to impose limitations on the ability of the Offeror (or any of its affiliates) to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by the Offeror or any of its subsidiaries or affiliates on all matters properly presented to the shareholders or (iv) might result, in the Offeror’s reasonable judgment, in a materially adverse effect on the Company or the value of the Shares;

(c)     any statute, rule, regulation, judgment, decree, interpretation, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or to the Offeror or any of its subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in the Offeror’s reasonable judgment, (i) indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of the Shares thereunder, (ii) would or might prohibit, restrict or delay consummation of the Offer, (iii) might impose limitations on the ability of the Offeror (or any of its affiliates) to acquire, hold or exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by the Offeror on all matters properly presented to the shareholders or (iv) might result in a materially adverse effect on the Company or the value of the Shares;

(d)    there occurs (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer, or any change in the general political, market, economic or financial conditions in the United States or abroad that, in the Offeror’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company and its subsidiaries and affiliates, taken as a whole, (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, India, Mauritius or the British Virgin Islands, (iv) any material adverse change (or development or development threatened in writing and involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation

Annex A-1

on, the markets therefor, (v) any material adverse change in the market price of the Shares or in the U.S., India, Mauritius or the British Virgin Islands securities or financial markets, (vi) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, India, Mauritius or the British Virgin Islands or any attack on, outbreak or act of terrorism involving the United States, India, Mauritius or the British Virgin Islands, (vii) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the Offeror’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (other than a material acceleration or worsening of the current state of the COVID-19 pandemic without the existence of accompanying factors, conditions or events that would give rise to another of the conditions described herein);

(e)     the Company has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock of the Company, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in the Offeror’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to the Offeror or any of its affiliates, (ix) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for Shares by the Offeror, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company, or the Offeror shall have become aware of any such action which was not previously announced, (xi) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or the Offeror becomes aware that the Company shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed or (xii) authorized, recommended, proposed, announced its intent to enter into, adopted, established, or entered into a shareholder rights agreement or similar type plan; or

(f)     the Company shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or the purchase of securities or assets of the Company or any type of option, warrant, convertible instrument or right which, in the Offeror’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; which, in the Offeror’s reasonable judgment, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

Annex A-2

The Schedule TO provides that the Offer is conditioned upon satisfaction or waiver of the foregoing conditions.

According to the Schedule TO, the purpose of the Offer is for the Offeror to acquire a significant number of the Company’s outstanding Shares because of the Offeror’s belief that the Shares are undervalued and represent an attractive investment opportunity. According to the Schedule TO, subject to the foregoing conditions, the Offeror will acquire up to 20,000,000 Shares validly tendered and not properly withdrawn prior to the expiration time of the Offer, which is 12:00 midnight (one minute after 11:59 P.M.), New York City time, on September 25, 2026, unless further extended or earlier terminated by the Offeror (the “Expiration Time”). If the Offer is over-subscribed as described in the Schedule TO, Shares tendered and not properly withdrawn will be subject to proration. The proration period and, except as described in the Schedule TO, withdrawal rights expire at the Expiration Time. If the Offer is further extended, the Offeror has stated that it will issue by press release or other public announcement the extension and the new Expiration Time by 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

The Schedule TO provides that all the foregoing conditions are for the Offeror’s sole benefit and may be asserted by the Offeror in its reasonable discretion regardless of the circumstances giving rise to such condition or may be waived by the Offeror in its reasonable discretion, in whole or in part, at any time and from time to time before the Expiration Time, subject to the applicable rules and regulations of the SEC and the terms and conditions of the Offer. The failure by the Offeror at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time before the Expiration Time. The Schedule TO provides that, should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment pursuant thereto shall forthwith be returned to the tendering shareholders.

Annex A-3